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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           ------------------------

                                  SCHEDULE TO

                     TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         BRUNSWICK TECHNOLOGIES, INC.

                           (Name of Subject Company)
                           ------------------------

                          VA ACQUISITION CORPORATION
                            CERTAINTEED CORPORATION

                    Indirect wholly owned subsidiaries of
                           Compagnie de Saint-Gobain

                       (Name of Filing Person--Offeror)

                           ------------------------

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                        (Title of Class of Securities)

                                 117394  10  6
                     (CUSIP Number of Class of Securities)
                           ------------------------

                                JOHN R. MESHER
                        VICE PRESIDENT, GENERAL COUNSEL
                                 AND SECRETARY
                            CERTAINTEED CORPORATION
                            750 E. SWEDESFORD ROAD
                       VALLEY FORGE, PENNSYLVANIA  19482
                           TELEPHONE: (610) 341-7108
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)
                           ------------------------

                                   COPY TO:
                             PETER O. CLAUSS, ESQ.
                              PEPPER HAMILTON LLP
                             3000 TWO LOGAN SQUARE
                          EIGHTEENTH AND ARCH STREETS
                    PHILADELPHIA, PENNSYLVANIA  19103-2799
                           TELEPHONE: (215)981-4541
                           ------------------------

                    CALCULATION OF FILING FEE
________________________________________________________________________________
     TRANSACTION VALUATION               AMOUNT OF FILING FEE
________________________________________________________________________________
________________________________________________________________________________

     Not Applicable                      Not Applicable
________________________________________________________________________________

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None
Form or Registration No.: Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None
Form or Registration No.: Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]